SIMPSON THACHER & BARTLETT LLP

425 LEXINGTON AVENUE

NEW YORK, N.Y. 10017-3954

(212) 455-2000

FACSIMILE (212) 455-2502

DIRECT DIAL NUMBER 212-455-7433	E-Mail Address dwilliams@stblaw.com

April 19, 2007

Ms. April Sifford

Securities and Exchange Commission

Division of Corporation Finance 100 F Street, NE

Washington, DC 20549-7010

Re:	Cresud S.A.C.I.F. & A., Annual Report on Form 20-F for the Fiscal Year Ended June 30, 2006

Ladies and Gentlemen:

On behalf of Cresud S.A.C.I.F. & A. (the “Company”), we are writing to respond to the comments set forth in the Commission’s staff’s comment letter dated March 19, 2007 (the “comment letter”) relating to the above-referenced annual report (the “Annual Report”) of the Company originally submitted on December 28, 2006, pursuant to the Securities Act of 1933, as amended.

In addition, we are providing the following responses to the comments contained in the comment letter. For convenience of reference, we have reproduced below in bold the text of the comments of the Staff.

Form 20-F for the Fiscal Year Ended June 30, 2006

General

1.	The Division of Investment Management has asked us to advise you that, on the basis of the information in the Registrant’s Form 20-F, and most recently filed Form 6-K, it appears that the Registrant may be an investment company as defined in the Investment Company Act of 1940 (“1940 Act”). Accordingly, please explain why the Registrant should not be considered an investment company subject to registration and regulation under the 1940 Act. In doing so, please provide us with any legal basis, analysis and calculations necessary to support your position.

The Company respectfully advises the Staff that it does not believe it is an investment company as defined in the Investment Company Act of 1940, as amended (the “Investment Company Act”), for certain reasons including, among others, the provisions of Rule 3a-1 under the Investment Company Act. Rule 3a-1 provides in relevant part:

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“Rule 3a-1. Certain Prima Facie Investment Companies.

Notwithstanding Section 3(a)(1)(C) of the Investment Company Act, an issuer will be deemed not to be an investment company under the Investment Company Act; provided That:

(a) No more than 45 percent of the value (as defined in Section 2(a)(41) of the Act) of such issuer’s total assets (exclusive of Government securities and cash items) consists of, and no more than 45 percent of such issuer’s net income after taxes (for the last four fiscal quarters combined) is derived from, securities other than:

(1) Government securities;

(2) Securities issued by employees’ securities companies;

(3) Securities issued by majority-owned subsidiaries of the issuer (other than subsidiaries relying on the exclusion from the definition of investment company in Section 3(b)(3) or Section 3(c)(1) of the Act) which are not investment companies; and

(4) Securities issued by companies: (i) which are controlled primarily by such issuer; (ii) through which such issuer engages in a business other than that of investing, reinvesting, owning, holding or trading in securities; and (iii) which are not investment companies;”

The Company believes that at June 30, 2006, no more than 45 percent of the value of its total assets (exclusive of Government securities and cash items) consisted of, and no more than 45 percent of its net income after taxes for its fiscal year ended June 30, 2006 were derived from, securities other than those specified in Rule 3a-1(a)(1)-(4) above. For the Staff’s convenience, explanations and summary calculations supporting the Company’s conclusions are set forth below:

Assets. At June 30, 2006, the Company had total unconsolidated assets (exclusive of Government Securities and cash items) of Ps.832.727.082. At June 30, 2006, the Company had investments of Ps.505.423.985, of which Ps.396,839,494 were represented by its 26.7% investment in Inversiones y Representaciones Sociedad Anónima (“IRSA”) and Ps. 37.031.999 were represented by its investment in the Convertible Notes issued by IRSA. The Company believes its investment in IRSA consists of securities referred to in Rule 3a-1(a)(4) (i.e., “Securities issued by companies: (i) which are controlled primarily by such issuer; (ii) through which such issuer engages in a business other than that of investing, owning, holding or trading in securities; and (iii) which are not investment companies.”) for the following reasons:

1. IRSA is primarily controlled by the Company due to the fact that the Company owns more than 25% of IRSA’s total capital stock of IRSA and is its largest and most significant shareholder. In addition, the Company owns convertible notes of IRSA which, upon conversion, will increase the Company’s interest in IRSA to approximately 34.3% (assuming conversion of all other outstanding convertible notes by the holders thereof). To the Company’s knowledge, at June 30, 2006 no other person beneficially owned more than 5% of IRSA’s capital stock (other

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than a Franklin Templeton investment fund which is believed to have owned approximately 6.4% of the Company’s stock at such date).

2. The Company’s largest shareholder and the Chairman of its Board of Directors is Mr. Eduardo Elsztain, an Argentine national. Mr. Elsztain is also the Chairman of the Board of Directors of IRSA. Four of the Company’s seven non-independent directors (i.e., Eduardo Elsztain, Alejandro Elsztain, Fernando Elsztain and Saul Zang) are also directors of IRSA, and such individuals, together with two other directors of IRSA who are IRSA employees (i.e., Oscar Bergotto and Fernando Barenboim), represent a majority of IRSA’s nine non-independent directors.

3. In addition to being directors of both the Company and IRSA, Eduardo Elsztain, Alejandro Elsztain, Fernando Elsztain and Saul Zang represent four of the five members of IRSA’s Executive Committee (which includes the chairman, first vice-chairman and second vice-chairman of its board of directors). IRSA’s Executive Committee is responsible for the management of its day to day business in accordance with its by-laws which authorize the Executive Committee to:

•	designate IRSA’s managers and establish their duties and compensation;

•	grant and revoke powers of attorney on behalf of IRSA;

•	hire, discipline and fire personnel and determine their wages, salaries and compensation;

•	enter into contracts related to IRSA’s business;

•	manage IRSA’s assets;

•	enter into loan agreements for IRSA’s business and set up liens to secure its obligations; and

•	perform any other acts necessary to manage IRSA’s day-to-day business.

The Company (i) further believes that through its investment in IRSA it is engaged in a business other than that of investing, owning, holding or trading in securities because IRSA is an Argentine real estate company whose substantial real estate activities in Argentina complement the real estate and other businesses of the Company and (ii) has no reason to believe that IRSA is an investment company.

As a result of the foregoing, the Company believes that no more than Ps.71.6 million, or approximately 8.3%, of its total assets (exclusive of Government Securities and cash items) at June 30, 2006, could have consisted of securities other than those specified in Rule 3a-1 (a)(1)-(4) above.

Net Income. For the fiscal year ended on June 30, 2006, the Company had net income after taxes of Ps.32,883,276. The Company believes that its 26.6% investment in IRSA consists

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of securities referred to in Rule 3a-1(a)(4) for the reasons described above. As a result of the foregoing, the Company believes that no more than Ps.1.2 million, or approximately 3.7%, of its net income after taxes for its fiscal year ended June 30, 2006 could have been derived from securities other than those specified in Rule 3a-1 (a)(1)-(4) above.

Item 15. Controls and procedures

Disclosure Controls and Procedures, page 163.

2.	We note your disclosure that “the evaluation found no significant change in Cresud Inc.’s internal controls that materially affected, or is reasonably likely to materially affect, Cresud Inc.’s internal controls.” Please confirm, if true, that there were no changes in your internal control over financial reporting that occurred during your last fiscal year that have materially affected, or are reasonably likely to materially affect, your internal control over financial reporting. See Item 308(c) of Regulation S-K, which became effective on August 14, 2003. Further, in future filings, please comply with Item 308(c) of Regulation S-K. See also Section II.1 of Securities Act Release No. 33-8238 (June 5, 2003), which is available on our web site at http:/www.sec.gov/rules/final/33-8238.htm#iii.

In response to the Staff’s comment, the Company respectfully advises the Staff that the were no changes in the Company’s internal control over financial reporting that occurred during its last fiscal year that have materially affected, or are reasonably likely to materially affect, the Company’s control over financial reporting. The Company confirms that in future filings it will comply with Item 308(c) of Regulation S-K.

Note 2. Preparation of financial statements

Acquisitions, page F-11

3.	We note the excess of the purchase price over the fair value of the net identifiable tangible assets acquired relating to Agropecuaria Cervera S.A., amounting to Ps. 23.6 million, was allocated to concession rights. Tell us and disclose how you determined this was an appropriate method in determining the fair value of the concession rights. Please refer to EITF D-108 for U.S. GAAP purposes. Additionally, we note your disclosure on page 67 that you test this asset for impairment in accordance with SFAS No. 142. Please note that paragraph 15 of SFAS No. 142 requires that intangible assets subject to amortization be tested for impairment in accordance with SFAS No. 144.

In response to the Staff’s comment, the Company respectfully advises the Staff that, as described in Note 2.f. to the Company’s financial statements, the Company acquired all of the outstanding common stock of Agropecuaria Cervera S.A. ("ACER"), whose main asset was the concession granted by the Provincial Government of Salta, Argentina, to exploit 160,000 hectares of undeveloped land and natural forests. The Company evaluated EITF 98-3 “Determining whether a Nonmonetary Transaction Involves Receipt of Productive Assets or of a

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Business” and concluded that ACER did not constitute a business, and therefore accounted for the acquisition pursuant to the provisions of SFAS No. 142, par. 9. As a result, the Company allocated the purchase price of US$9.6 million to the individual assets acquired – i.e., forests, certain fixed assets and the concession rights, in each case based on their relative fair values. As a result, no goodwill was recorded.

The Company also advises the Staff that impairment testing of concession rights was performed in accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”. For the Company’s fiscal year ended June 30, 2006, no impairment loss was recognized as a result of performing such test.

The Company will amend the disclosures on the Critical Accounting Policies, Intangible Assets – Concession Rights and in Note 2.f Acquisitions to reflect the accounting followed as described above in its 2007 Form 20-F.

Note 3. Significant accounting policies

Investments, page F-13

4.	Tell us and disclose in future filings why it is appropriate to account for your investment in BrasilAgro under the equity method given your equity interest of 7.3%. Further, disclose more specifically what significant influence you have over this investment.

In response to the Staff’s comment, the Company respectfully advises the Staff that it believes it is appropriate to account for its 7.3% investment in BrasilAgro under the equity method, because the Company has the ability to exercise significant influence over BrasilAgro due to the following reasons, among others:

(1) The Company’s ability to exercise significant influence over financial and operating decisions of BrasilAgro is derived primarily from its participation in BrasilAgro’s Board of Directors and its Management Committee. BrasilAgro’s Board of Directors is made up of nine members, and in accordance BrasilAgro’s by-laws, three of those directors are designated by the Company (including the chairman every other two-year term), three are designated by BrasilAgro’s Brazilian shareholders and three are independent. Also, in accordance with a shareholders’ agreement referred to below, the Company and BrasilAgro’s Brazilian shareholders have agreed to vote jointly in the election of independent directors.

(2) The existence of a shareholders’ agreement among the Company, Tarpon Agro and Cape Town (“the founding shareholders”) which jointly own 12.8% of the common stock and votes of BrasilAgro, whereby they agreed to vote as a group at the shareholders’ meetings in respect of matters such as proposals to change directors’ and executives’ fees, increase common stock in excess of authorized capital, amend the by-laws, distribute dividends, etc.

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Simpson Thacher & Bartlett LLP

(3) BrasilAgro issued two series of warrants that were granted to its founding shareholders in proportion to the shares subscribed by them at the time of the incorporation of BrasilAgro. Each of those series of warrants grants its holder the right to acquire shares equivalent to 20% of the common stock of BrasilAgro. If all the warrants of the first series are exercised by the founding shareholders, the Company by itself would hold a 14.0% equity interest in BrasilAgro, and BrasilAgro’s founding shareholders together (including the Company) would hold a 28.4% equity interest in BrasilAgro.

Please call me (212-455-7433) with any questions you may have regarding the above responses.

Very truly yours,

David L. Williams

cc:	Bob Carroll, Securities and Exchange Commission Sandy Eisen, Securities and Exchange Commission Gabriel Blasi, Cresud S.A.I.C. & F.